UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

www.petrobras.com.br/ir For more information: PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein. PÚBLICA Participation in a new exploration block in São Tomé and Príncipe — Rio de Janeiro, April 17, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that it has signed an agreement to acquire an interest and assume operatorship of Block 3, offshore São Tomé and Príncipe, Africa, from Oranto Petroleum Limited (Oranto). The current consortium is composed of Oranto, the current operator with a 90% interest, and the National Petroleum Agency of São Tomé and Príncipe (ANP-STP), with 10%. Petrobras is acquiring a 75% interest and, upon completion of the transaction, the consortium will be composed of Petrobras (operator, 75%), Oranto (15%), and ANP-STP (10%). Since 2024, Petrobras has resumed its activities on the African continent and already holds interests in blocks in São Tomé and Príncipe. This transaction strengthens exploratory activities on the African continent, with the purpose of portfolio diversification, and is aligned with the company’s long-term strategy, aiming to replenish oil and gas reserves through exploration of new frontiers and partnership operations. The acquisition of the block in São Tomé and Príncipe followed the company’s internal governance procedures and is in line with its Business Plan 2026-2030. The completion of the transaction is subject to the fulfillment of precedent conditions, including applicable governmental and regulatory approvals in São Tomé and Príncipe. Any material developments will be promptly disclosed to the market. Figure 1 – Location of Block 3, offshore – São Tomé and Príncipe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer